ING Life Insurance and Annuity Company
and its
Variable Annuity Account B

Individual Nonqualified Variable Annuity

**Supplement dated May 1, 2009 to the Contract Prospectus
dated May 1, 2009, as amended**

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

Appendix III is deleted in its entirety and replaced with the following:

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2008, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2008, the "Value at beginning of period" shown is the value at first date of investment.

TABLE I

FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735
Value at end of period	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217
Number of accumulation units outstanding at end of period	381,493	507,337	603,500	638,978	578,222	459,840	368,356	350,846	365,499	449,134
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.40
Value at end of period	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272
Number of accumulation units outstanding at end of period	218,532	345,239	390,753	444,733	517,940	447,621	362,704	304,410	204,704	236,374
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155
Value at end of period	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999
Number of accumulation units outstanding at end of period	172,394	206,681	248,285	300,061	376,032	444,798	424,020	497,068	536,656	474,649
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$24.00	$20.71	$17.76	$15.11	$13.46	$9.51	$12.077	$15.514	$19.419	$13.786
Value at end of period	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46	$9.51	$12.077	$15.514	$19.419
Number of accumulation units outstanding at end of period	102,748	128,515	129,186	131,286	132,647	99,214	41,584	40,745	33,208	37,275
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
Value at beginning of period	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831	$9.558	
Value at end of period	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831	
Number of accumulation units outstanding at end of period	87,832	94,120	131,384	184,668	238,094	325,256	240,058	172,469	127,430	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.40	$10.67								
Value at end of period	$6.27	$10.40								
Number of accumulation units outstanding at end of period	168,583	207,180								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04	$19.489
Value at end of period	$9.97	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04
Number of accumulation units outstanding at end of period	165,318	200,911	246,323	280,808	327,368	365,960	353,915	420,422	455,264	485,026
ING OPPENHEIMER GLOBAL PORTFOLIO										
Value at beginning of period	$14.29	$13.57	$11.65	$10.01						
Value at end of period	$8.42	$14.29	$13.57	$11.65						
Number of accumulation units outstanding at end of period	567,230	768,015	872,887	946,187						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
Value at beginning of period	$11.51	$10.72	$10.01	$9.88						
Value at end of period	$9.60	$11.51	$10.72	$10.01						
Number of accumulation units outstanding at end of period	208,418	279,773	212,296	235,801						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$13.39	$11.95	$11.09	$9.93						
Value at end of period	$7.52	$13.39	$11.95	$11.09						
Number of accumulation units outstanding at end of period	477,757	612,088	691,090	810,723						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146
Value at end of period	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922
Number of accumulation units outstanding at end of period	102,326	145,889	164,311	196,161	217,537	218,596	192,650	212,838	192,790	177,799
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.20									
Value at end of period	$6.28									
Number of accumulation units outstanding at end of period	465,424									
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713
Value at end of period	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254
Number of accumulation units outstanding at end of period	97,407	114,239	117,112	147,962	177,277	204,828	249,445	300,792	335,970	278,562
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481
Value at end of period	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963
Number of accumulation units outstanding at end of period	181,081	194,855	215,491	248,139	261,134	279,653	300,021	351,117	395,373	408,870
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.40									
Value at end of period	$5.51									
Number of accumulation units outstanding at end of period	1,238									
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
Value at beginning of period	$12.16	$11.89	$10.69	$9.98						
Value at end of period	$9.20	$12.16	$11.89	$10.69						
Number of accumulation units outstanding at end of period	413,810	523,595	608,591	666,187						
ING VP BALANCED PORTFOLIO										
Value at beginning of period	$29.94	$28.72	$26.44	$25.68	$23.77	$20.25	$22.856	$24.163	$24.603	$21.929
Value at end of period	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77	$20.25	$22.856	$24.163	$24.603
Number of accumulation units outstanding at end of period	720,069	917,406	1,060,627	1,203,120	1,342,969	1,352,428	1,483,863	1,725,814	2,014,690	2,278,136
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.81	$24.34	$21.58	$20.20	$18.87	$15.16	$20.465	$25.397	$28.883	$24.907
Value at end of period	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87	$15.16	$20.465	$25.397	$28.883
Number of accumulation units outstanding at end of period	1,651,069	2,022,081	2,298,689	2,705,207	3,268,534	3,649,456	4,278,162	5,447,988	6,188,910	7,212,849
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO										
Value at beginning of period	$11.60	$10.86	$9.92							
Value at end of period	$6.44	$11.60	$10.86							
Number of accumulation units outstanding at end of period	11,142	32,902	4,148							
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$20.74	$19.81	$19.27	$18.92	$18.27	$17.40	$16.266	$15.147	$13.988	$14.27
Value at end of period	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27	$17.40	$16.266	$15.147	$13.988
Number of accumulation units outstanding at end of period	532,304	677,264	769,351	897,910	1,012,407	688,345	807,470	862,575	722,494	887,371
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425
Value at end of period	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894
Number of accumulation units outstanding at end of period	471,161	456,245	457,899	400,551	546,292	760,049	1,044,246	1,134,800	894,024	1,034,154
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$19.25	$18.42	$17.21	$16.78	$15.74	$14.02	$14.844	$15.397	$14.875	$14.064
Value at end of period	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74	$14.02	$14.844	$15.397	$14.875
Number of accumulation units outstanding at end of period	41,708	52,539	54,761	53,837	49,393	52,209	88,782	82,972	99,655	111,343

CFI 2

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$21.59	$20.81	$18.62	$17.75	$16.05	$13.07	$15.344	$17.566	$17.905	$15.855
Value at end of period	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05	$13.07	$15.344	$17.566	$17.905
Number of accumulation units outstanding at end of period	39,243	71,729	75,157	74,359	69,724	75,583	72,637	76,069	79,352	96,551
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$20.31	$19.50	$17.76	$17.17	$15.78	$13.37	$14.966	$16.295	$16.431	$15.095
Value at end of period	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78	$13.37	$14.966	$16.295	$16.431
Number of accumulation units outstanding at end of period	37,418	52,633	58,717	59,246	63,295	77,501	89,224	99,986	99,845	115,324

TABLE II
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217	$19.735
Value at end of period	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333	$24.217
Number of accumulation units outstanding at end of period	12,125	18,196	24,115	27,427	25,162	22,238	18,503	11,769	8,064	13,750
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272	$17.40
Value at end of period	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565	$18.272
Number of accumulation units outstanding at end of period	22,407	24,016	35,909	35,428	34,515	16,683	28,494	5,108	7,656	11,370
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155
Value at end of period	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999
Number of accumulation units outstanding at end of period	3,860	4,116	6,352	7,210	13,505	13,739	16,200	30,698	29,626	32,858
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$24.00	$20.71	$17.76	$15.11	$13.46	$12.60				
Value at end of period	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46				
Number of accumulation units outstanding at end of period	47	18,290	17,029	23,281	2,467	680				
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.41	$10.67								
Value at end of period	$6.28	$10.41								
Number of accumulation units outstanding at end of period	12,302	13,169								
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04	$19.489
Value at end of period	$9.97	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426	$29.04
Number of accumulation units outstanding at end of period	6,491	6,500	8,232	13,528	16,173	15,712	9,981	15,417	13,795	12,142
ING OPPENHEIMER GLOBAL PORTFOLIO										
Value at beginning of period	$14.29	$13.57	$11.65	$9.72						
Value at end of period	$8.42	$14.29	$13.57	$11.65						
Number of accumulation units outstanding at end of period	18,704	20,539	28,855	35,013						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
Value at beginning of period	$11.51	$10.72	$10.01	$9.89						
Value at end of period	$9.60	$11.51	$10.72	$10.01						
Number of accumulation units outstanding at end of period	32,501	4,627	10,508	11,136						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
Value at beginning of period	$13.39	$11.95	$11.09	$9.48						
Value at end of period	$7.52	$13.39	$11.95	$11.09						
Number of accumulation units outstanding at end of period	17,418	17,064	20,517	27,390						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146
Value at end of period	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922
Number of accumulation units outstanding at end of period	5,446	6,163	7,951	9,403	10,065	9,380	6,422	6,688	4,920	4,491
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.20									
Value at end of period	$6.28									
Number of accumulation units outstanding at end of period	8,167									
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254	$26.713
Value at end of period	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551	$39.254
Number of accumulation units outstanding at end of period	3,715	4,644	3,729	3,729	5,194	5,195	9,460	9,287	11,362	9,451
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963	$15.481
Value at end of period	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889	$18.963
Number of accumulation units outstanding at end of period	74,615	84,934	96,025	114,960	136,060	108,922	121,245	141,938	162,448	135,420
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
Value at beginning of period	$12.16	$11.89	$10.69	$9.81						
Value at end of period	$9.20	$12.16	$11.89	$10.69						
Number of accumulation units outstanding at end of period	6,325	10,552	18,613	22,007						
ING VP BALANCED PORTFOLIO										
Value at beginning of period	$30.74	$29.42	$27.01	$26.17	$24.16	$20.53	$23.119	$24.379	$24.762	$22.015
Value at end of period	$21.88	$30.74	$29.42	$27.01	$26.17	$24.16	$20.53	$23.119	$24.379	$24.762
Number of accumulation units outstanding at end of period	107,148	118,074	135,748	189,050	217,194	210,963	226,171	340,426	361,203	383,141
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$26.50	$24.93	$22.04	$20.59	$19.19	$15.37	$20.70	$25.624	$29.069	$25.005
Value at end of period	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19	$15.37	$20.70	$25.624	$29.069
Number of accumulation units outstanding at end of period	659,379	793,302	950,496	1,152,266	1,401,295	1,674,699	1,943,271	2,540,138	2,862,933	3,297,663
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$21.07	$20.10	$19.52	$19.14	$18.45	$17.55	$16.378	$15.229	$14.042	$14.304
Value at end of period	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45	$17.55	$16.378	$15.229	$14.042
Number of accumulation units outstanding at end of period	110,037	121,126	145,608	170,190	237,188	248,725	332,174	362,413	364,573	387,135
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894	$12.425
Value at end of period	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547	$12.894
Number of accumulation units outstanding at end of period	81,227	142,592	168,142	165,286	182,060	236,795	340,943	362,580	424,946	457,619
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$19.97	$19.05	$17.74	$17.24	$16.10	$14.30	$14.41			$14.141
Value at end of period	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10	$14.30			$14.497
Number of accumulation units outstanding at end of period	5,339	5,341	5,340	5,339	23,796	20,520	22,791			0
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$22.40	$21.52	$19.19	$18.23	$16.42	$13.33	$15.591	$17.786	$18.066	$15.942
Value at end of period	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42	$13.33	$15.591	$17.786	$18.066
Number of accumulation units outstanding at end of period	9,861	10,406	10,405	10,401	11,857	18,356	19,199	21,776	21,776	21,776
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$21.08	$20.16	$18.30	$17.63	$16.14	$13.63	$15.207	$16.499	$16.579	$15.179
Value at end of period	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14	$13.63	$15.207	$16.499	$16.579
Number of accumulation units outstanding at end of period	2,679	2,679	2,679	2,679	4,239	9,896	9,897	9,895	9,913	9,939

Condensed Financial Information (continued)

TABLE III
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
Value at beginning of period	$20.91	$17.95	$16.22	$14.00	$12.24	$17.33	$9.70
Value at end of period	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24	$17.33
Number of accumulation units outstanding at end of period	43,318	47,295	55,171	80,017	37,912	25,359	2,695
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
Value at beginning of period	$16.83	$16.73	$14.05	$13.40	$12.13	$8.78	
Value at end of period	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13	
Number of accumulation units outstanding at end of period	8,694	14,069	11,871	11,456	11,244	5,511	
FIDELITY® VIP GROWTH PORTFOLIO							
Value at beginning of period	$17.42	$13.85	$13.09	$12.49	$12.19	$8.80	
Value at end of period	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19	
Number of accumulation units outstanding at end of period	2,510	1,881	2,235	3,344	4,116	5,490	
FIDELITY® VIP OVERSEAS PORTFOLIO							
Value at beginning of period	$21.73	$18.70	$15.98	$13.56	$12.04	$8.09	
Value at end of period	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04	
Number of accumulation units outstanding at end of period	6,271	7,686	7,070	6,566	6,279	1,756	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
Value at beginning of period	$16.58	$14.07	$13.24	$11.96	$12.23	$8.44	
Value at end of period	$9.89	$16.58	$14.07	$13.24	$11.96	$12.23	
Number of accumulation units outstanding at end of period	865	586	578	311	223	223	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 2007)							
Value at beginning of period	$10.43	$10.67					
Value at end of period	$6.31	$10.43					
Number of accumulation units outstanding at end of period	888	888					
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO							
Value at beginning of period	$16.02	$16.44	$15.05	$13.63	$12.55	$8.77	
Value at end of period	$9.65	$16.02	$16.44	$15.05	$13.63	$12.55	
Number of accumulation units outstanding at end of period	201	550	1,079	723	1,505	5,591	
ING OPPENHEIMER GLOBAL PORTFOLIO							
Value at beginning of period	$14.41	$13.65	$11.68	$10.02			
Value at end of period	$8.52	$14.41	$13.65	$11.68			
Number of accumulation units outstanding at end of period	27,487	37,111	36,554	38,507			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO							
Value at beginning of period	$11.61	$10.78	$10.03	$9.91			
Value at end of period	$9.72	$11.61	$10.78	$10.03			
Number of accumulation units outstanding at end of period	9,583	11,365	11,291	15,502			
ING OPPORTUNISTIC LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2007)							
Value at beginning of period	$16.23	$14.29					
Value at end of period	$8.99	$16.23					
Number of accumulation units outstanding at end of period	913	913					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
Value at beginning of period	$13.50	$12.02	$11.12	$9.93			
Value at end of period	$7.60	$13.50	$12.02	$11.12			
Number of accumulation units outstanding at end of period	1,316	1,834	4,473	5,717			

CFI 5

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
Value at beginning of period	$17.75	$16.31	$14.53	$13.82	$12.68	$9.30	
Value at end of period	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68	
Number of accumulation units outstanding at end of period	8,699	34,631	7,393	7,203	4,347	3,154	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$10.20						
Value at end of period	$6.30						
Number of accumulation units outstanding at end of period	2,857						
ING THORNBURG VALUE PORTFOLIO							
Value at beginning of period	$16.40	$15.44	$13.34	$13.26	$11.86	$8.79	
Value at end of period	$9.79	$16.40	$15.44	$13.34	$13.26	$11.86	
Number of accumulation units outstanding at end of period	287	287	287	287	287	287	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during March 2007)							
Value at beginning of period	$16.35	$16.25					
Value at end of period	$9.76	$16.35					
Number of accumulation units outstanding at end of period	244	585					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
Value at beginning of period	$12.27	$11.96	$10.71	$10.00			
Value at end of period	$9.31	$12.27	$11.96	$10.71			
Number of accumulation units outstanding at end of period	17,039	8,513	8,390	8,585			
ING VP BALANCED PORTFOLIO							
Value at beginning of period	$14.71	$14.07	$12.91	$12.51	$11.54	$9.56	
Value at end of period	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54	
Number of accumulation units outstanding at end of period	0	82,646	93,249	91,215	12	12	
ING VP GROWTH AND INCOME PORTFOLIO							
Value at beginning of period	$15.75	$14.81	$13.09	$12.22	$11.38	$15.16	$9.42
Value at end of period	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38	$15.16
Number of accumulation units outstanding at end of period	27,883	34,872	40,044	39,142	49,972	69,060	94,985
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during July 2007)							
Value at beginning of period	$11.66	$12.14					
Value at end of period	$6.49	$11.66					
Number of accumulation units outstanding at end of period	777	777					
ING VP INTERMEDIATE BOND PORTFOLIO							
Value at beginning of period	$12.58	$11.97	$11.62	$11.37	$10.94	$10.51	
Value at end of period	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94	
Number of accumulation units outstanding at end of period	4,166	5,124	4,483	3,884	6,479	4,656	
ING VP MONEY MARKET PORTFOLIO							
Value at beginning of period	$11.07	$10.63	$10.23	$10.12	$10.02	$10.02	
Value at end of period	$11.26	$11.07	$10.63	$10.23	$10.02	$10.02	
Number of accumulation units outstanding at end of period	19,892	24,749	68,143	9,105	0	3,292	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during April 2008)							
Value at beginning of period	$14.42						
Value at end of period	$10.02						
Number of accumulation units outstanding at end of period	4,516						
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO							
Value at beginning of period	$14.90	$14.26	$12.95	$12.72			
Value at end of period	$10.26	$14.90	$14.26	$12.95			
Number of accumulation units outstanding at end of period	3,933	3,581	3,282	2,925			

CFI 6